

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Britton Worthen
Chief Legal Officer
Nikola Corporation
4141 E Broadway Road
Phoenix, AZ 85040

> **Re: Nikola Corporation**
> **Registration Statement on Form S-1**
> **Filed June 21, 2021**
> **File No. 333-257229**

Dear Britton Worthen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing